SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 11-K

              Annual Report Pursuant to Section 15(d) of
                 the Securities Exchange Act of 1934

             For the fiscal year ended December 31, 1998
                     Commission File No. 33-46641

              ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)

                         ENERGEN CORPORATION
                        605 21st Street North
                   Birmingham, Alabama  35203-2707




Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Pricewaterhouse Coopers, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN



/s/ W.D. Self                           June 25,1999

W. D. Self                              Date
Chairman of Energen Benefits Committee and
Vice President-Human Resources and
Administration, Energen Corporation



/s/ G.C. Ketcham                        June 25, 1999

G. C. Ketcham                           Date
Member of Energen Benefits Committee and
Executive Vice President, CFO and Treasurer,
Energen Corporation

                    ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

                 Financial Statements and Supplemental Schedules for the years ended December 31, 1998 and 1997

Energen Corporation Employee Savings Plan
Table of Contents
                                                                 Pages


Report of Independent Accountants                                  1

Financial Statements:
  Statements of Participants' Balances                             2
    December 31, 1998 and 1997


  Statements of Changes in Participants' Balances
    for the years ended December 31, 1998 and 1997                 3


Notes to Financial Statements                                    4 - 10

Supplemental Schedules:
  *Item 27a - Schedule of Assets Held for Investment Purposes
    as of December 31, 1998                                        11

  *Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1998                        12 - 13



* Refers to item number in Form 5500 (Annual Return/Report of
     Employee Benefit Plan)
  for plan year ended December 31, 1998.

Report of Independent Accountants

To the Energen Benefits Committee
Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of participants' balances and changes in participants' balances present fairly, in all material respects, the financial position of the Energen Corporation Employee Savings Plan (the Plan) as of December 31, 1998 and 1997 and for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
June 3, 1999

Energen Corporation Employee Savings Plan
Statements of Participants' Balances
December 31, 1998 and 1997


                  ASSETS                             1998         1997


Investment in Energen Corporation common stock
  (cost $34,802,047 and $29,829,287
  at December 31, 1998 and                     $ 58,059,031  $ 55,455,693
  1997, respectively)
Other investments (cost $34,039,397 and
  $29,848,717 at December 31, 1998 and
  1997, respectively)                            44,452,945    37,451,724

Loans to participants                             5,253,655     4,868,064

Cash surrender value of life insurance               91,123        85,870

Employer contributions receivable                   639,591       558,308

Employee contributions receivable                   303,645       266,323

Interest, dividends, and other receivables                         35,818


                                              $ 108,799,990  $ 98,721,800


  LIABILITIES AND PARTICIPANTS' BALANCES


Participants' balances                       $  108,799,990  $ 98,721,800

The accompanying notes are an integral part of these financial statements

Energen Corporation Employee Savings Plan
Statements of Changes in Participants' Balances for the years ended December 31, 1998 and 1997


                                                 1998           1997

Additions:

  Employer contributions                    $  3,227,635   $  3,041,481

  Employee contributions                       5,181,373      3,444,204

  Interest and dividend income                 4,629,171      4,364,801

  Net appreciation in the fair value of        3,156,420     17,109,970
     investments
  Increase (decrease) in cash surrender           10,904           (508)
     value
  Other receipts (disbursements)                 172,275            (32)


                                              16,377,778     27,959,916

Deductions:

  Distributions to participants                6,293,204      4,273,328

  Insurance premiums                               5,651          7,578

  Fees and other distributions                       733          1,168


                                               6,299,588      4,282,074


    Net increase                              10,078,190     23,677,842


Participants' balances:

  Beginning of year                           98,721,800     75,043,958


  End of year                              $ 108,799,990  $  98,721,800



The accompanying notes are an integral part of these financial statements.

Energen Corporation Employee Savings Plan
Notes to Financial Statements



 1.Description of Plan
   General - The Energen Corporation Employee Savings Plan is a defined contribution plan covering substantially all employees of Energen Corporation and its subsidiaries, principally Alabama Gas Corporation, Energen Resources, Inc., Alagasco Pipeline Company, EGN Services, Inc. and Basin Pipeline Corporation (collectively referred to as the Company).

   Employees are eligible to participate in the Plan after completing six months of service as defined in the Plan. Individual accounts are maintained for each participant in the Plan and are adjusted for allocation of assets purchased with the Company's Employee Stock Ownership Plan (ESOP) contribution, employee contributions, employer contributions, and investment results. An administrative committee and a trustee are appointed by the
   Company to administer the Plan and trust, respectively. The Company generally pays the administrative expenses of the Plan.

   Contributions  -  Contributions  to the Plan  consist  of  employee  elective contributions, Company matching and ESOP contributions, and rollover contributions. Employee elective contributions, if any, are made in an amount equal to any whole percentage of the employee's compensation, generally not to exceed 15% thereof and not less than 2% thereof. Company matching contributions are presently being funded at the end of each month. This contribution is currently 50% of each employee's elective contribution up to 6% of the employee's compensation. This contribution level is at the discretion of the board of directors of the Company. Contributions by highly compensated employees are subject to certain limitations as prescribed by the Plan.

   Company  ESOP contributions are presently being funded each quarter  and  are at the discretion of the board of directors. The formula used to allocate the ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age. The amount of forfeited nonvested accounts at December 31, 1998 and 1997 was approximately $17,500 and $10,800, respectively, and was held primarily in the Vanguard Money Market Reserve-Prime Portfolio account. The Company plans to use all of this amount to reduce its future contributions to the Plan.

   Vesting - Each participant has a fully vested and nonforfeitable right in any elective and rollover contributions and earnings thereon. A participant's matching and ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or five years of service.

   Individual Accounts - Each participant has an individual account which is divided into an elective contribution account, a matching contribution account, an ESOP contribution account, and a rollover account. Purchases of stock are allocated to individual participants' elective, matching, and ESOP accounts as set forth in the Plan. Stock purchased with the Company matching contributions is allocated based on the ratio of a participant's compensation, as defined in the Plan, for the plan year to total compensation of all such participants for the plan year. Stock purchased with cash dividends or with the proceeds of other distributions from the Plan's assets and stock received in kind by the trustee as a stock split, dividend, or other distribution of stock so held is allocated based on the ratio of a participant's account balance to the total account balances of all participants as of the record dates of the dividend or distribution. Cash dividends attributable to shares which have not yet been allocated to individual participants' accounts shall be used to purchase shares for allocation in the same manner that shares purchased with the Company matching contributions are allocated.

   Investments - As of December 31, 1998, participants may elect one of fourteen options: The Vanguard Money Market Reserves - Prime Portfolio, a money market fund with a portfolio of high quality money market instruments that mature in one year or less; the Vanguard/Wellington Fund, a balanced fund which invests in bonds and common stocks; the Vanguard 500 Index Fund, a growth and income fund that invests in all of the stocks included in the Standard and Poor (S&P)'s 500 Index in approximately the same proportions as they are represented in the S&P 500 Index; the Vanguard/Windsor II Fund, a growth and income fund which invests in common stocks; the Vanguard/Morgan Growth Fund, a growth fund which invests in a portfolio of common stocks; the Vanguard International Growth Fund, a growth fund which invests in the common stocks of companies based outside of the United States; the Vanguard Long-Term Corporate Fund, an income fund which invests in a diversified portfolio of long-term investment-grade bonds; the Energen Stock Fund, which invests exclusively in the stock of Energen Corporation; the Vanguard Intermediate-Term Corporate Fund, an income fund which invests in corporate bonds, U.S. Treasury and Government agency securities that mature in five to twelve years; the Vanguard Small Capitalization Index Fund, an aggressive growth stock fund which invests in stocks from the Russell 2000 Index and is constructed so that, in the aggregate, the Portfolio's industry capitalization and fundamental characteristics resemble those of the Russell 2000; the Vanguard Life Strategy Growth Fund, Vanguard Life Strategy Moderate Growth Fund, Vanguard Life Strategy Conservative Growth Fund, and Vanguard Life Strategy Income Fund, funds which invest in carefully selected portfolios of Vanguard Mutual Funds.

   Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in universal life insurance policies. The number of employees participating in each option as of December 31, 1998 and 1997 is as follows:

                                                             1998       1997

     Vanguard Money Market Reserves - Prime Portfolio         835        878

     Vanguard Long-Term Corporate Fund                        270        274

     Vanguard/Wellington Fund                                 643        636

     Vanguard 500 Index Fund                                  890        863

     Vanguard/Windsor II Fund                                 593        537

     Vanguard/Morgan Growth Fund                              557        556

     Vanguard International Growth Fund                       334        363

     Energen Stock Fund                                     1,567      1,519

     Insurance                                                 18         20

     Loan Fund                                                637        650

     Vanguard Small Capitalization Index Fund                  80         66

     Vanguard Life Strategy Income Fund                        17          9

     Vanguard Life Strategy Conservative Growth Fund           27         22

     Vanguard Intermediate-Term Corporate Fund                 35         26

     Vanguard Life Strategy Moderate Growth Fund               55         45

     Vanguard Life Strategy Growth Fund                        64         53


   Loans - Participants may borrow from their vested individual accounts up to amounts prescribed in the Plan. The interest rates on these loans at December 31, 1998 ranged from 7.00% to 11.50%.

   Termination of the Plan - While the Company has not expressed any intent to terminate the Plan or suspend contributions, it may do so at any time and for any reason. In the event of termination, the Energen Benefits Committee may, with the Company's approval either (1) continue the Trust Fund either through the existing trust agreement or through successor funding media or
   (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfer to another qualified plan, or any form selected by the committee. Any assets attributable to unallocated financed shares that remain after all vested account balances under the Plan have been paid will be returned to the employer. Distribution to a member of his elective contribution account which is not otherwise distributable on account of his separation from service, attainment of age 59-1/2, or hardship will be made only where no successor to the Plan is established.

2.Summary of Significant Accounting Policies
   Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

   Investment Valuation - The investment in common stock of Energen Corporation is stated at quoted market value as determined by the latest sales price thereof reported by the principal securities exchange on which the stock is traded on the last business day of the year. Purchases of securities are recorded on the trade dates. The investment in money market instruments represents the value of contributions made, adjusted for investment income, benefit payments, and administrative expenses. Investments in mutual funds are carried at the fair value of funds' shares, which is based upon the market value of the underlying investments. The cost of securities sold is determined at average cost.

   The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

3.Income Tax Status
   The Plan is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on July 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.Investments
   Investments at December 31, 1998 and 1997 are as follows:

                                    1998                     1997

                             Market       Cost      Market         Cost



   Energen Corporation    $58,059,031 $34,802,047 $55,455,693  $29,829,287
      common stock
   Money market and
      guaranteed rate
      short-term
       investments        $ 8,111,875 $ 8,111,875 $ 7,381,184  $ 7,381,184
   Mutual funds            36,341,070  25,927,522  30,070,540   22,467,533


                          $44,452,945 $34,039,397 $37,451,724  $29,848,717


   The change in unrealized appreciation was $.4 million and $14.5 million in 1998 and 1997, respectively.

The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:
                                                   1998         1997


     Energen Corporation common stock       $     58,059,031 $   55,455,693

     Vanguard 500 Index Fund                $     13,879,827 $   10,721,152

     VMMR - Prime Portfolio                 $      8,111,874 $    7,381,184

     Vanguard Morgan Growth Fund            $      5,887,717

     Vanguard Wellington Fund               $      5,468,516


   The investments of the Plan at December 31, 1998 and 1997, as described in the accompanying Statements of Participants' Balances, are held by Vanguard Fiduciary Trust Company, under a trust agreement dated October 1, 1991.

5.Allocation of Net Assets Available for Plan Benefits
   The allocation of net assets available for plan benefits to the Plan's separate investment program for the years ended December 31, 1998 and 1997 is as follows:


                                                         Vanguard
                                              Energen      Life      Vanguard
                                                         Strategy
       1998        Consolidated Elimination    Stock      Growth    Wellington
      ASSETS          Totals      Entries      Fund        Fund        Fund

    Energen common
             stock  $58,059,031             $58,059,031
          Loans to
      participants
        (Notes and    5,253,655
        mortgages)
 Other investments   44,452,945                            $838,982  $5,468,516

          Employer
     contributions
        receivable      639,591                 639,591
          Employee
     contributions
        receivable      303,645                  36,281       5,486      38,531
    Cash surrender
            value-
    life insurance       91,123

      Total assets $108,799,990              $58,734,903    $844,468 $5,507,047


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
     Participants'
          balances  $108,799,990             $58,734,903   $844,468    5,507,047

 Total liabilities
 and participants'
          balances  $108,799,990             $58,734,903   $844,468   $5,507,047


                     Vanguard    Vanguard    Vanguard                Vanguard
                                               Money
                      Morgan     Long Term    Market     Vanguard      Small
       1998           Growth     Corporate   Reserves    500 Index  Capitaliza
                                               Prime                   tion
 ASSETS CONTINUED      Fund        Fund      Portfolio     Fund     Index Fund

    Energen common
             stock
          Loans to
      participants
        (Notes and
        mortgages)
 Other investments   $5,887,717  $1,312,602  $8,111,874 $13,879,827    $308,196
          Employer
     contributions
        receivable
          Employee
     contributions
        receivable       28,516      13,175      49,007      66,326       4,714
    Cash surrender
            value-
    life insurance

      Total assets   $5,916,233  $1,325,777  $8,160,881 $13,946,153    $312,910


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
     Participants'
          balances   $5,916,233  $1,325,777  $8,160,881 $13,946,153    $312,910

 Total liabilities
 and participants'
          balances   $5,916,233  $1,325,777  $8,160,881 $13,946,153    $312,910


                     Vanguard    Vanguard    Vanguard
                       Life        Life    Intermediate  Vanguard
                     Strategy    Strategy
       1998           Income    Conservative   Term     Windsor II
                                             Corporate
 ASSETS CONTINUED      Fund     Growth Fund    Fund        Fund

    Energen common
             stock
          Loans to
      participants
        (Notes and
        mortgages)
 Other investments     $120,814    $505,693     $84,235  $5,395,101
          Employer
     contributions
        receivable
          Employee
     contributions
        receivable          926       1,404       1,373      39,027
    Cash surrender
            value-
    life insurance

      Total assets     $121,740    $507,097     $85,608  $5,434,128


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
     Participants'     $121,740    $507,097     $85,608  $5,434,128
          balances

 Total liabilities
               and
     participants'     $121,740    $507,097     $85,608  $5,434,128
          balances


                     Vanguard    Vanguard
                   International   Life
                                 Strategy
       1998           Growth     Moderate      Loan
 ASSETS CONTINUED      Fund     Growth Fund    Fund      Insurance

    Energen common
             stock
          Loans to
      participants
        (Notes and
        mortgages)                            $5,253,655
 Other investments   $2,047,759    $491,629
          Employer
     contributions
        receivable
          Employee
     contributions
        receivable       14,301       4,578
    Cash surrender
            value-
    life insurance                                            $91,123

      Total assets   $2,062,060    $496,207   $5,253,655      $91,123


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
     Participants'
          balances   $2,062,060    $496,207   $5,253,655      $91,123

 Total liabilities
               and
     participants'   $2,062,060    $496,207   $5,253,655      $91,123
          balances


                                                         Vanguard
                                              Energen      Life      Vanguard
                                                         Strategy
       1997        Consolidated Elimination    Stock      Growth    Wellington
      ASSETS          Totals      Entries      Fund        Fund        Fund

    Energen common
             stock  $55,455,693              $55,455,693
          Loans to
      participants    4,868,064
 Other investments   37,451,724                            $618,340  $4,824,648
          Employer
     contributions
        receivable      558,308                 558,308
          Employee
     contributions
        receivable      266,323                  27,391       4,970      34,808
      Interest and
         dividends
        receivable       35,818
    Due from other
             funds            0  $(146,970)      20,327       1,065      18,632
    Cash surrender
            value-
    life insurance       85,870

      Total assets  $98,721,800  $(146,970) $56,061,719    $624,375  $4,878,088


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
Due to other funds          $ 0  $(146,970)
     Participants'
          balances   98,721,800              $56,061,719    $624,375 $4,878,088

 Total liabilities
 and participants'  $98,721,800       $   0  $56,061,719    $624,375 $4,878,088
          balances


                     Vanguard    Vanguard    Vanguard                Vanguard
                                               Money
                      Morgan     Long Term    Market     Vanguard      Small
       1997           Growth     Corporate   Reserves    500 Index  Capitaliza
                                               Prime                   tion
 ASSETS CONTINUED      Fund        Fund      Portfolio     Fund     Index Fund

    Energen common
             stock
          Loans to
      participants
 Other investments   $4,877,326  $1,113,373  $7,381,184 $10,721,152    $328,673
          Employer
     contributions
        receivable
          Employee
     contributions
        receivable       29,080      11,196      43,001      60,699       2,338
      Interest and
         dividends
        receivable
    Due from other       15,744       5,349      27,786      33,047         944
             funds
    Cash surrender
            value-
    life insurance

      Total assets   $4,922,150  $1,129,918  $7,451,971 $10,814,898    $331,955


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
Due to other funds
     Participants'
          balances   $4,922,150  $1,129,918  $7,451,971 $10,814,898    $331,955

 Total liabilities
 and participants'
          balances   $4,922,150  $1,129,918  $7,451,971 $10,814,898    $331,955


                     Vanguard    Vanguard    Vanguard
                       Life        Life     Intermediate Vanguard
                     Strategy    Strategy
       1997           Income   Conservative    Term     Windsor II
                                            Corporate
 ASSETS CONTINUED      Fund     Growth Fund    Fund        Fund

    Energen common
             stock
          Loans to
      participants
 Other investments      $69,394    $437,773    $252,244  $4,036,175
          Employer
     contributions
        receivable
          Employee
     contributions
        receivable          254         932         967      30,538
      Interest and
         dividends
        receivable
    Due from other                       936         34      12,549
             funds
    Cash surrender
            value-
    life insurance

      Total assets      $69,648    $439,641    $253,245  $4,079,262


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
Due to other funds
     Participants'      $69,648    $439,641    $253,245  $4,079,262
          balances

 Total liabilities
               and
     participants'      $69,648    $439,641    $253,245  $4,079,262
          balances


                     Vanguard    Vanguard
                  International    Life
                                 Strategy
       1997           Growth     Moderate      Loan
 ASSETS CONTINUED      Fund     Growth Fund    Fund      Insurance

    Energen common
             stock
          Loans to
      participants                           $4,868,064
 Other investments   $2,454,055    $337,387
          Employer
     contributions
        receivable
          Employee
     contributions
        receivable       16,704       3,445
      Interest and
         dividends
        receivable                               35,818
    Due from other        9,267       1,290
             funds
    Cash surrender
            value-
    life insurance                                           $85,870

      Total assets   $2,480,026    $342,122  $4,903,882      $85,870


 LIABILITIES AND
  PARTICIPANTS'
     BALANCES
Due to other funds                             $146,970
     Participants'   $2,480,026    $342,122   4,756,912     $85,870
          balances

 Total liabilities
               and
     participants'   $2,480,026    $342,122  $4,903,882     $85,870
          balances

6.Changes in Net Assets Available for Plan Benefits
   The allocation of changes in net assets available for plan benefits to the Plan's separate investment programs for the years ended December 31, 1998 and 1997 are as follows:

                                                        Vanguard
                                             Energen      Life    Vanguard
                                                        Strategy
       1998       Consolidated  Elimination   Stock      Growth  Wellington
     ADDITIONS        Totals     Entries      Fund        Fund      Fund

           Employer
      contributions  $3,227,635             $3,227,635
           Employee   5,181,373                427,272   $97,644    $539,092
      contributions
       Interest and
           dividend
             income   4,629,171              1,826,227    28,658     596,954
   Net appreciation
  (depreciation) in
               fair
           value of   3,156,420              (887,970)   102,405     (6,578)
         investment
   Increase in cash      10,904
          surrender
     Other receipts     172,275                     93
Transfer from other
           accounts           0                330,692    17,252     276,883
                                $(4,165,607)
    Total additions  16,377,778  (4,165,607) 4,923,949   245,959   1,406,351

    DEDUCTIONS
   Distributions to
       participants   6,293,204              2,636,659     2,520     361,250
 Insurance premiums       5,651
     Fees and other
      distributions         733
 Transfers to other
           accounts           0 (4,165,607)  (385,894)    23,346     416,142
   Total deductions   6,299,588 (4,165,607)  2,250,765    25,866     777,392
                Net
  increase/decrease  10,078,190          0   2,673,184   220,093     628,959
      Participants'
            balance
  beginning of year  98,721,800          0  56,061,719   624,375   4,878,088
      Participants'
            balance
        end of year$108,799,990         $0 $58,734,903  $844,468  $5,507,047


                     Vanguard    Vanguard   Vanguard              Vanguard
                                              Money
                      Morgan    Long Term    Market     Vanguard    Small
       1998           Growth    Corporate   Reserves   500 Index Capitaliza
                                              Prime                 tion
ADDITIONS CONTINUED    Fund        Fund     Portfolio     Fund   Index Fund

           Employer
      contributions
           Employee    $416,084   $204,379    $910,840  $966,865     $50,213
      contributions
       Interest and
           dividend
             income     447,414    101,488     379,231   211,353      25,070
   Net appreciation
  (depreciation) in
               fair
           value of     601,938      2,481             2,883,274    (38,498)
         investment
   Increase in cash
          surrender
     Other receipts                                376
Transfer from other
           accounts     199,761     61,960     362,676   441,764      13,433
    Total additions   1,665,197    370,308   1,653,123 4,503,256      50,218

    DEDUCTIONS
   Distributions to
       participants     299,021     67,565     649,690   753,843      33,804
 Insurance premiums
     Fees and other
      distributions                                                      733
 Transfers to other
           accounts     372,093    106,884     294,523   618,158      34,726
   Total deductions     671,114    174,449     944,213 1,372,001      69,263
                Net     994,083    195,859     708,910 3,131,255     (19,045)
  increase/decrease
      Participants'
            balance
  beginning of year   4,922,150  1,129,918   7,451,971 10,814,898    331,955
      Participants'
            balance
        end of year  $5,916,233 $1,325,777  $8,160,881$13,946,153   $312,910

                     Vanguard    Vanguard   Vanguard
                       Life        Life   Intermediate   Vanguard
                     Strategy    Strategy     Term
       1998           Income   Conservative  Corporate  Windsor II
ADDITIONS CONTINUED    Fund       Growth      Fund        Fund
                                   Fund

           Employer
      contributions
           Employee      $5,092    $11,900      $9,182 $1,177,931
      contributions
       Interest and
           dividend
             income       5,263     26,138       5,558    497,431
   Net appreciation
  (depreciation) in
               fair
           value of       2,778     42,584       4,067    172,030
         investment
   Increase in cash
          surrender
     Other receipts
Transfer from other
           accounts          99     10,571         345    181,485
    Total additions      13,232     91,193      19,152  2,028,877

    DEDUCTIONS
   Distributions to
       participants         265     63,282     196,668    371,283
 Insurance premiums
     Fees and other
      distributions
 Transfers to other
           accounts    (39,125)   (39,545)     (9,879)    302,728
   Total deductions    (38,860)     23,737     186,789    674,011
                Net      52,092     67,456   (167,637)  1,354,866
  increase/decrease
      Participants'
            balance
  beginning of year      69,648    439,641     253,245  4,079,262
      Participants'
            balance
        end of year    $121,740   $507,097     $85,608 $5,434,128


                     Vanguard    Vanguard
                   International   Life
                                 Strategy
       1998           Growth     Moderate     Loan
ADDITIONS CONTINUED    Fund       Growth      Fund     Insurance
                                   Fund

           Employer
      contributions
           Employee    $255,318   $109,561
      contributions
       Interest and
           dividend
             income      40,517     19,634    $418,235
   Net appreciation
  (depreciation) in
               fair
           value of     225,827     52,082
         investment
   Increase in cash                                      $10,904
          surrender
     Other receipts                            171,806
Transfer from other
           accounts     130,020     16,723   2,121,943
    Total additions     651,682    198,000   2,711,984    10,904

    DEDUCTIONS
   Distributions to
       participants     606,343     79,435     171,576
 Insurance premiums                                        5,651
     Fees and other
      distributions
 Transfers to other
           accounts     463,305   (35,520)   2,043,665
   Total deductions   1,069,648     43,915   2,215,241     5,651
                Net   (417,966)    154,085     496,743     5,253
  increase/decrease
      Participants'
            balance
  beginning of year   2,480,026    342,122   4,756,912    85,870
      Participants'
            balance
        end of year  $2,062,060   $496,207  $5,253,655   $91,123


                                                        Vanguard
                                             Energen      Life    Vanguard
                                                        Strategy
       1997        Consolidated Elimination   Stock      Growth  Wellington
     ADDITIONS        Totals     Entries      Fund        Fund      Fund

           Employer
      contributions  $3,041,481             $3,041,481
           Employee   3,444,204                329,208   $59,048    $435,794
      contributions
       Interest and
           dividend
             income   4,364,801              1,661,879    24,919     405,604
   Net appreciation
  (depreciation) in
               fair
           value of  17,109,970             12,983,496    78,323     498,922
         investment
Increase (decrease)
                 in
     cash surrender       (508)
     Other receipts
    (disbursements)        (32)
Transfer from other
           accounts           0 $(4,494,735)   279,068    25,750     253,818

    Total additions  27,959,916  (4,494,735)18,295,132   188,040   1,594,138

    DEDUCTIONS
   Distributions to
       participants   4,273,328              1,371,676     1,560     243,411
 Insurance premiums       7,578
     Fees and other
      distributions       1,168
 Transfers to other
           accounts           0 (4,494,735)  1,809,228   (24,942)    388,823
   Total deductions   4,282,074 (4,494,735)  3,180,904   (23,382)    632,234
                Net  23,677,842          0  15,114,228   211,422     961,904
  increase/decrease
      Participants'
            balance
  beginning of year  75,043,958             40,947,491   412,953   3,916,184
      Participants'
            balance
        end of year  $98,721,800       $0  $56,061,719  $624,375  $4,878,088


                     Vanguard    Vanguard   Vanguard              Vanguard
                                              Money
                      Morgan    Long Term    Market     Vanguard    Small
       1997           Growth    Corporate   Reserves   500 Index Capitaliza
                                              Prime                 tion
ADDITIONS CONTINUED    Fund        Fund     Portfolio     Fund   Index Fund

           Employer
      contributions
           Employee    $384,519   $129,738    $531,566   $842,261    $31,596
      contributions
       Interest and
           dividend
             income     647,617     70,718     387,944    225,370     19,527
   Net appreciation
  (depreciation) in
               fair
           value of     438,620     46,208              2,427,802     37,493
         investment
Increase (decrease)
                 in
     cash surrender
     Other receipts
    (disbursements)
Transfer from other
           accounts     225,426     69,914     372,105    481,934     12,381
    Total additions   1,696,182    316,578   1,291,615  3,977,367    100,997

    DEDUCTIONS
   Distributions to
       participants      71,873     47,796   1,524,567    437,726     95,500
 Insurance premiums
     Fees and other
      distributions       1,168
 Transfers to other
           accounts     129,728     60,764    (276,347)   781,309   (55,417)
   Total deductions     202,769    108,560   1,248,220  1,219,035     40,083
                Net   1,493,413    208,018      43,395  2,758,332     60,914
  increase/decrease
      Participants'
            balance
  beginning of year   3,428,737    921,900   7,408,576  8,056,566    271,041
      Participants'
            balance
        end of year  $4,922,150 $1,129,918  $7,451,971 $10,814,898  $331,955



                     Vanguard    Vanguard   Vanguard
                       Life        Life    Intermediate Vanguard
                     Strategy    Strategy
       1997           Income   Conservative    Term     Windsor II
                                  Growth    Corporate
ADDITIONS CONTINUED    Fund        Fund       Fund        Fund

           Employer
      contributions
           Employee        $947    $11,600      $8,411  $398,100
      contributions
       Interest and
           dividend
             income       2,524     23,347       7,875   365,994
   Net appreciation
  (depreciation) in
               fair
           value of       1,680     38,561       4,488   589,831
         investment
Increase (decrease)
                 in
     cash surrender
     Other receipts
    (disbursements)
Transfer from other
           accounts                 11,309         333   183,917
    Total additions       5,151     84,817      21,107 1,537,842

    DEDUCTIONS
   Distributions to
       participants         532                  3,933   114,990
 Insurance premiums
     Fees and other
      distributions
 Transfers to other
           accounts     (55,818)     3,303   (201,106)   119,167
   Total deductions     (55,286)     3,303   (197,173)   234,157
                Net      60,437     81,514     218,280 1,303,685
  increase/decrease
      Participants'
            balance
  beginning of year       9,211    358,127      34,965 2,775,577
      Participants'
            balance
        end of year     $69,648   $439,641    $253,245 $4,079,262


                     Vanguard    Vanguard
                   International   Life
                                 Strategy
       1997           Growth     Moderate     Loan
ADDITIONS CONTINUED    Fund       Growth      Fund     Insurance
                                   Fund
           Employer
      contributions
           Employee    $227,105    $54,311
      contributions
       Interest and
           dividend
             income     105,063     14,829    $401,591
   Net appreciation
  (depreciation) in
               fair
           value of    (65,361)     29,907
         investment
Increase (decrease)
                 in
     cash surrender                                        $(508)
     Other receipts
    (disbursements)                                (32)
Transfer from other
           accounts     144,022     17,887   2,416,871
    Total additions     410,829    116,934   2,818,430      (508)

    DEDUCTIONS
   Distributions to
       participants     258,270        489     101,005
 Insurance premiums                                        7,578
     Fees and other
      distributions
 Transfers to other
           accounts   (208,705)   (53,117)   2,077,865
   Total deductions      49,565   (52,628)   2,178,870     7,578
                Net     361,264    169,562     639,560    (8,086)
  increase/decrease
      Participants'
            balance
  beginning of year   2,118,762    172,560   4,117,352    93,956
      Participants'
            balance
        end of year  $2,480,026   $342,122  $4,756,912   $85,870

                             Supplemental Schedules

Energen Corporation Employee Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998






                           c. Description of
                              Investment
                              Including
   b.Identity of Issuer,      Maturity Date, Rate              e. Current
     Borrower,                of Interest,
a.   Lessor, or Similar       Collateral, Par, or    d. Cost      Value
     Party                    Maturity Value


*    Energen Corporation      Common stock        $ 34,802,047 $ 58,059,031

*    W.L. Morgan Growth       Mutual fund            4,565,042    5,887,717
       Fund
*    Vanguard Index 500       Mutual fund            7,247,079   13,879,827
       Portfolio
*    VMMR-Prime Portfolio     Money market fund      8,111,874    8,111,874

*    Wellington Fund          Mutual fund            4,732,478    5,468,516

*    VFISF-Corporate Bond     Mutual fund            1,272,533    1,312,602
       Fund
*    Windsor II Fund          Mutual fund            4,485,211    5,395,101

*    International Growth     Mutual fund            1,653,187    2,047,759
       Fund
*    Life Strategy Growth     Mutual fund              621,274      838,982
       Portfolio
*    Vanguard Index Small     Mutual fund              310,108      308,196
       Cap Portfolio
*    Life Strategy Income     Mutual fund              118,286      120,814
       Portfolio
*    Life Strategy            Mutual fund              422,579      505,693
       Conservative
      Growth
*    Intermediate-Term        Mutual fund               82,681       84,235
       Corporate Bond
*    Life Strategy            Mutual fund              417,065      491,629
       Moderate Growth
*    Loan Fund                7% to 11.5%            5,253,655    5,253,655
       (participant loans)
     Cash surrender value                               91,123       91,123
       of life insurance


                                                  $ 74,186,222 $107,856,754


* Represents party-in-interest

Energen Corporation Employee Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998


I.    Single transactions exceeding 5% of assets.

                            Schedule attached.
           NOTE: Information required in Columns e, f, and h is
                              inapplicable.



II. Series of transactions involving property other than securities.


                                   NONE



III.  Series of transactions of same issue exceeding 5% of assets.


                            Schedule attached.
           NOTE: Information required in Columns e, f, and h is
                              inapplicable.



IV. Transaction in conjunction with same person involved in reportable single transactions.


                                   NONE

Energen Corporation Employee Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998



a.Identity  b.Descrip- c. Purchases    d. Sales       g.Cost of     i.Net Gain
  of Party    tion
  Involved    of Asset  Price  Number  Price  Number     Asset         (Loss)




 Energen    Common  $7,230,003  121 $3,738,695  157   $ 2,292,373  $1,446,322
 Corpora-   stock
   tion


  VMMR      Money   $3,224,855  155 $2,494,165  169   $ 2,494,165  $        0
  Prime     market
  Portfolio

                       Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-46641) of Energen Corporation of our report dated June 3,1999 relating to the financial statements and supplemental schedules of Energen Corporation Employee Savings Plan, which report is included in this Annual Report on Form 11-K.



/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 25, 1999